Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2023 Financial Results

03/20/2024

SHANGRAO, China, March 20, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the fourth quarter and fully year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Business Highlights

•	Leveraging our outstanding N-type technology, extensive global operation network, and advanced integrated capacity structure, our module shipments for full year 2023 increased 76.4% year-over-year to 78.5GW, ranking first in the industry.
•	At the end of the fourth quarter, we became the first module manufacturer in the world to have delivered a total of 210 GW solar modules, covering over 190 countries and regions.
•	By the end of the fourth quarter, we had been granted 330 TOPCon patents, overtaking most brands on the N-type TOPCon patent list.
•	Currently, the mass production efficiency of N-type TOPCon cells exceeds 26% and the power output of N-type modules is more than 30wp higher than that of similar P-type modules.
•	Our MSCI ESG rating was upgraded two levels to “BBB”, leading mainstream PV companies.

Fourth Quarter 2023 Operational and Financial Highlights

•	Quarterly shipments were 27,862 MW (26,335 MW for solar modules, and 1,528 MW for cells and wafers), up 23.3% sequentially, and up 67.7% year-over-year.
•	Total revenues were RMB32.83 billion (US$4.62 billion), up 3.1% sequentially and up 9.4% year-over-year.
•	Gross profit was RMB4.09 billion (US$576.2 million), down 33.3% sequentially and down 2.8% year-over-year.
•	Gross margin was 12.5%, compared with 19.3% in Q3 2023 and 14.0% in Q4 2022.
•	Income from operations of RMB352.5 million (US$49.6 million), down 88.2% sequentially and down 42.6% year-over-year.
•	Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB29.3 million (US$4.1 million), compared with RMB1.32 billion in Q3 2023 and RMB665.0 million in Q4 2022.
•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes (the “Notes”), (ii) a change in fair value of long-term investment and (iii) the share based compensation expenses, was RMB462.7 million(US$65.2 million), compared with RMB1.35 billion in Q3 2023 and RMB267.8 million in Q4 2022.
•	Basic and diluted earnings per ordinary share were RMB0.14 (US$0.02) and RMB0.14 (US$0.02), respectively. This translates into basic and diluted earnings per ADS of RMB0.56 (US$0.08) and RMB0.54 (US$0.08), respectively.

Full Year 2023 Operational and Financial Highlights

•	Annual shipments were 83,562 MW (including 78,520 MW for solar modules, and 5,043 MW for cells and wafers), up 80.1% year over year.
•	Total revenues were RMB118.68 billion (US$16.72 billion), up 42.8% year over year.
•	Gross profit was RMB19.05 billion (US$2.68 billion), up 55.1% year over year.
•	Gross margin of 16.0%, compared with 14.8% in full year of 2022.
•	Income from operations of RMB6.09 billion (US$858.1 million), up 13.2 times year over year.
•	Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB3.45 billion (US$485.6 million), up 4.56 times year over year.
•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders, which excludes the impact from (i) a change in fair value of the “Notes”, (ii)a change in fair value of long-term investment and (iii)the share based compensation expenses, was RMB4.07 billion (US$573.6 million), compared with RMB1.39 billion in 2022.
•	Basic and diluted earnings per ordinary share were RMB16.60 (US$2.34) and RMB15.23 (US$2.15), respectively. This translates into basic and diluted earnings per ADS of RMB66.39 (US$9.35) and RMB60.90 (US$8.58), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman and Chief Executive Officer, commented, “We are pleased to have achieved very impressive operational and financial results in a challenging year by leveraging our advantages in N-type TOPCon technology, global operations and integrated capability. Module shipments for the full year increased 76.4% year-over-year to 78.5 GW, back to the top position in the industry. Benefiting from our efforts in cost optimization, our profitability for the full year significantly improved year-over-year, with gross margin at 16.0%, compared to 14.8% in 2022. Net income was US$485.6 million, up 4.56 times year-over-year. Adjusted net income was US$573.6 million, up 1.93 times year-over-year. Module shipment in the fourth quarter was 26.3GW, exceeding our guidance. As module prices fell more than expected in the fourth quarter and nearly 50% of our modules were sold to the Chinese market at lower prices, gross margin for the fourth quarter decreased significantly to 12.5% from 19.3% in the third quarter.

Thanks to our integrated manufacturing strategy and early leading position in N-type TOPCon technology, by the end of the fourth quarter, our N-type capacity exceeded 70 GW and our cost structure continues to improve. Currently, our mass-produced N-type cell efficiency exceeds 26%, while the integrated cost of N-type is almost on par with that of P-type. With the continuous introduction of new cell technologies and optimization of production processes, our cost structure is expected to become more competitive.

We have the largest overseas integrated capacity of over 12 GW in the industry and an effective supply chain traceability system. This has made us the most reliable module supplier to the U.S. market and expect to generate significant profit in 2024. Phase I and II of our integrated project in Shanxi, China will start production gradually in the first half of 2024, as planned, and ramp up in the second half of 2024. This innovative production model relying on fully integrated automation will greatly improve efficiency in labor and operational processes and is expected to bring a significant reduction in operating costs once we reach full production.

Taking into account supply chain and market conditions, we are reducing investments in capacity expansion in 2024. We are focusing on expanding our advanced N-type capacity, including 28 GW of integrated capacity in our Shanxi plant in China and about 4 GW of N-type cell and module capacity in Vietnam.

We expect the decline in module prices to significantly improve the economics of solar energy industry in the short-to-mid-term, and we anticipate demand in the global PV market to continue to increase in 2024. Meanwhile, rapid iterations of new technologies and the elimination of obsolete production capacity will also accelerate the consolidation of the industry. Market share for the top 10 module manufacturers is expected to increase from approximately 70% in 2023 to over 90% in 2024. We are confident to successfully navigate through cyclical fluctuations in the PV industry and we expect our market share to further increase in 2024.

We attach great importance to intellectual property rights and are fully focused on sustaining our technical leadership based on extensive intellectual property rights. As of December 31, 2023, we had been granted 330 TOPCon patents, one of the largest portfolios of granted TOPCon patents in the world.

We expect module shipments to be in the range of 18 GW to 20 GW for the first quarter of 2024, and 100 GW to 110 GW for the full year 2024, with N-type accounting for nearly 90% of total module shipments. We expect our annual production capacity for mono wafers, solar cells and solar modules to reach 120 GW, 110 GW and 130 GW, respectively, by the end of 2024, with N-type capacity accounting for over 90% of total capacity. By then, we believe mass-produced N-type cell efficiency will have reached 26.5%.”

Fourth Quarter 2023 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2023 were RMB32.83 billion (US$4.62 billion), an increase of 3.1% from RMB31.83 billion in the third quarter of 2023 and an increase of 9.4% from RMB30.00 billion in the fourth quarter of 2022. The sequential and year-over-year increases were mainly attributable to the increases in the shipment of solar modules due to the increasing demand in the global market which were partially offset by the decrease in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2023 was RMB4.09 billion (US$576.2 million), compared with RMB6.13 billion in the third quarter of 2023 and RMB4.21 billion in the fourth quarter of 2022.

Gross margin was 12.5% in the fourth quarter of 2023, compared with 19.3% in the third quarter of 2023 and 14.0% in the fourth quarter of 2022. The sequential and year-over-year decreases were mainly due to the decrease in the average selling price of solar modules.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2023 was RMB352.5 million (US$49.6 million), compared with RMB2.99 billion in the third quarter of 2023 and RMB614.4 million in the fourth quarter of 2022. The changes were primarily attributable to the decreases in our gross margin in the fourth quarter of 2023.

Operating profit margin was 1.1% in the fourth quarter of 2023, compared with 9.4% in the third quarter of 2023 and 2.0% in the fourth quarter of 2022.

Total operating expenses in the fourth quarter of 2023 were RMB3.74 billion (US$526.5 million), an increase of 18.9% from RMB3.14 billion in the third quarter of 2023 and an increase of 4.0% from RMB3.59 billion in the fourth quarter of 2022. The sequential and year-over-year increases were mainly due to (i) loss of disposal on property, plant and equipment and (ii) expenses in relation to settlement of a dispute with one of our customers.

Total operating expenses accounted for 11.4% of total revenues in the fourth quarter of 2023, compared to 9.9% in the third quarter of 2023 and 12.0% in the fourth quarter of 2022.

Interest Expenses, Net

Net interest expenses in the fourth quarter of 2023 were RMB205.6 million (US$29.0 million), an increase of 38.8% from RMB148.2 million in the third quarter of 2023 and an increase of 84.0% from RMB111.7 million in the fourth quarter of 2022. The sequential and year-over-year increases were mainly due the increases in interest-bearing debts.

Subsidy Income

Subsidy income in the fourth quarter of 2023 was RMB554.6 million (US$78.1 million), compared with RMB64.5 million in the third quarter of 2023 and RMB94.0 million in the fourth quarter of 2022. The sequential and year-over-year increases were mainly attributable to an increase in the cash receipt of incentives to the Company’s business operations.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB76.3 million (US$10.8 million) in the fourth quarter of 2023, compared to a net exchange loss of RMB295.8 million in the third quarter of 2023 and a net exchange gain of RMB35.0 million in the fourth quarter of 2022. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the fourth quarter of 2023.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a loss from a change in fair value of the Notes of RMB155.1 million (US$21.8 million) in the fourth quarter of 2023, compared to a gain of RMB295.6 million in the third quarter of 2023 and a gain of RMB396.8 million in the fourth quarter of 2022. The changes were primarily due to the changes in the Company’s stock price in the fourth quarter of 2023.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in the photovoltaic industry chain. As of December 31, 2023, the Company had RMB1.02 billion (US$143.9 million) in long-term investment, compared with RMB956.2 million as of September 30, 2023.

The Company recognized a loss from change in fair value of RMB90.9 million (US$12.8 million) in the fourth quarter of 2023, compared with a loss of RMB130.3 million in the third quarter of 2023 and a gain of RMB101.9 million in the fourth quarter of 2022.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in earnings of affiliated companies of RMB2.4 million (US$0.3 million) in the fourth quarter of 2023, compared with loss of RMB22.9 million in the third quarter of 2023 and gain of RMB148.5 million in the fourth quarter of 2022. The fluctuation of equity in earnings of affiliated companies primarily arose from the net gain or loss incurred by the affiliate companies.

Income Tax Expense

The Company recorded an income tax expense of RMB200.8 million (US$28.3 million) in the fourth quarter of 2023, compared with RMB403.3 million in the third quarter of 2023 and RMB265.4 million in the fourth quarter of 2022.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB293.3 million (US$41.3 million) in the fourth quarter of 2023, compared with RMB1.00 billion in the third quarter of 2023 and RMB344.7 million in the fourth quarter of 2022. The sequential and year-over-year changes were mainly attributable to the changes in net income of the Company’s majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”).

Net Income and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB29.3 million (US$4.1 million) in the fourth quarter of 2023, compared with RMB1.32 billion in the third quarter of 2023 and RMB665.0 million in the fourth quarter of 2022. Excluding the impact from (i) a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii)the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB462.7 million (US$65.2 million), compared with RMB1.35 billion in the third quarter of 2023 and RMB267.8 million in the fourth quarter of 2022.

Basic and diluted earnings per ordinary share were RMB0.14 (US$0.02) and RMB0.14 (US$0.02), respectively, in the fourth quarter of 2023, compared to RMB6.42 and RMB4.61, respectively, in the third quarter of 2023, and RMB3.31 and RMB1.25, respectively, in the fourth quarter of 2022. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB0.56 (US$0.08) and RMB0.54 (US$0.08), respectively in the fourth quarter of 2023; basic and diluted earnings per ADS of RMB25.66 and RMB18.46, respectively, in the third quarter of 2023; and basic and diluted earnings per ADS of RMB13.22 and RMB5.01, respectively, in the fourth quarter of 2022.

Financial Position

As of December 31, 2023, the Company had RMB19.56 billion (US$2.75 billion) in cash and cash equivalents and restricted cash, compared with RMB11.27 billion as of December 31, 2022.

As of December 31, 2023, the Company’s accounts receivables due from third parties were RMB22.66 billion (US$3.19 billion), compared with RMB16.67 billion as of December 31, 2022.

As of December 31, 2023, the Company’s inventories were RMB18.22 billion (US$2.57 billion), compared with RMB17.45 billion as of December 31, 2022.

As of December 31, 2023, the Company’s total interest-bearing debts were RMB31.10 billion (US$4.38 billion), compared with RMB27.16 billion as of December 31, 2022.

Full Year 2023 Financial Results

Total Revenues

Total revenues for full year 2023 were RMB118.68 billion (US$16.72 billion), an increase of 42.8% from RMB83.13 billion for full year 2022. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules due to increasing demand in the global market which were partially offset by the decrease in the average selling price of solar modules..

Gross Profit and Gross Margin

Gross profit for full year 2023 was RMB19.05 billion (US$2.68 billion), an increase of 55.1% from RMB12.28 billion for full year 2022. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules in 2023.

Gross margin was 16.0% for full year 2023, compared with 14.8% for full year 2022. The year-over-year increase was mainly attributable to the decrease in the material cost of solar modules.

Income from Operations and Operating Margin

Income from operations for full year 2023 was RMB6.09 billion (US$858.1 million), compared with RMB429.2 million for full year 2022. Operating margin for full year 2023 was 5.1%, compared with 0.5% for full year 2022.

Total operating expenses for full year 2023 were RMB12.96 billion (US$1.82 billion), an increase of 9.3% from RMB11.85 billion for full year 2022. As a percentage of total revenues, operating expenses accounted for 10.9% for full year 2023, compared with 14.3% for full year 2022. The increase in total operating expenses was primarily due to (i) an increase in staff costs, (ii) an increasing impairment loss and (iii) an increasing expense in relation to settlement of a dispute with one of our customers.

Interest Expense, Net

Net interest expense for full year 2023 was RMB617.6 million (US$87.0 million), an increase of 25.9% from RMB490.7 million for full year 2022. The increase was mainly due to an increase in interest-bearing debts.

Subsidy Income

Subsidy income for full year 2023 was RMB1.18 billion (US$165.6 million), compared with RMB1.09 billion for full year 2022. The year-over-year increase was mainly attributable to an increase in the cash receipt of incentives to the Company’s business operations.

Exchange gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB623.2 million (US$87.8 million) for full year 2023 due primarily to appreciation of US dollars against RMB. The Company recorded a net exchange gain of RMB857.4 million for full year 2022. The year-over-year changes were mainly due to the exchange rate fluctuation of US dollars against RMB in 2023.

Change in Fair Value of Convertible Senior Notes

The Company issued the Notes in May 2019 and has elected to measure them at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a loss from a change in fair value of the Notes of RMB31.2 million (US$4.4 million) for full year 2023, compared to a loss of RMB12.1 million for full year 2022. The changes in 2023 was primarily due to the changes in the Company’s stock price in 2023.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in the photovoltaic industry chain. As of December 31, 2023, the Company had RMB1.02 billion (US$143.9 million) in long-term investment, compared with RMB 423.8 million as of December 31, 2022. The Company recognized a gain from change in fair value of RMB221.5 million (US$31.2 million) in 2023, compared to a gain of RMB101.9 million for full year 2022.

Equity in Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted using the equity method. The Company recorded equity in earnings of affiliated companies of RMB222.7 million (US$31.4 million) in 2023, compared with a gain of RMB193.7 million in 2022. The gain primarily arose from the net gain incurred by affiliate companies.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB1.26 billion (US$177.5 million) in 2023, compared with an income tax expense of RMB605.3 million in 2022.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders in 2023 was RMB3.45 billion (US$485.6 million), compared with a net income of RMB620.5 million in 2022. Excluding the impact from (i)a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii) the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB4.07 billion (US$573.6 million), compared with RMB1.39 billion in 2022.

Basic and diluted earnings per share for full year 2023 were RMB16.60 (US$2.34) and RMB15.23 (US$2.15), respectively, compared to RMB3.13 and RMB3.10 for full year 2022. This translates into basic and diluted earnings per ADS of RMB66.39 (US$9.35) and RMB60.90 (US$8.58), respectively for full year 2023, compared to RMB12.54 and RMB12.38 for full year 2022.

Fourth Quarter and Full Year 2023 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 27,862 MW in the fourth quarter of 2023, including 26,335 MW for solar module shipments and 1,528 MW for cell and wafer shipments.

Total shipments in the full year 2023 were 83,562 MW, including 78,520 MW for solar module shipments and 5,043 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

We are optimistic about global market demand and the opportunities brought by the increasing penetration of N-type technology. We will continue to maintain our leading position in N-type modules through technology iteration, improvement in mass production capability, and cost optimization. By the end of 2024, we expect mass-produced N-type cell efficiency to reach 26.5%, The proportion of N-type modules shipments in our total module shipments is expected to reach nearly 90% in 2024, as we anticipate strong demand for high-efficiency products from a growing number of markets and customers.

Taking into account supply chain and market conditions, we are reducing investments in capacity expansion in 2024. We are focusing on expanding our advanced N-type capacity, including 28 GW of integrated capacity in our Shanxi plant in China and about 4 GW of N-type cell and module capacity in Vietnam. We continue to focus on improving working capital efficiency and achieving sustainable growth in operating cash flow.

First Quarter and Full Year 2024 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the first quarter of 2024, the Company expects its module shipments to be in the range of 18.0 GW to 20.0 GW.

For full year 2024, the Company estimates its module shipments to be in the range of 100.0 GW to 110.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 110.0 GW and 130.0 GW, respectively, by the end of 2024.

Recent Business Developments

•	In November 2023, JinkoSolar’s wafer factory in Leshan, Sichuan Province passed the “Zero Carbon Factory Evaluation Code” and was awarded the “Zero Carbon Factory” certification by TÜV Rheinland for its advanced green business practices.
•	In November 2023, JinkoSolar participated at the COP28 United Nations climate change conference held in Dubai from November 30th to December 12th, 2023, underlining its leadership role in the solar energy sector and its commitment to addressing the challenges posed by global warming on a global scale.
•	In December 2023, JinkoSolar was honoured with the PV Magazine Publisher’s Pick Award 2023 for its latest commercial and industrial energy storage system SunGiga.
•	In December 2023, JinkoSolar was awarded with the ESG Transparency Award from EUPD Research.
•	In December 2023, JinkoSolar’s board of directors authorized the Company to extend its existing share repurchase program launched in July 2022 for an additional 18-month period through June 30, 2025. As of the date of this press release, JinkoSolar has repurchased 280,000 ADS in an aggregate amount of approximately US$9.1 million in the open market under its existing share repurchase program and 685,000 ADSs in an aggregate amount of approximately US$19.3 million in the open market under its extended share repurchase program.
•	In December 2023, JinkoSolar announced that it has been granted 330 TOPCon patents after almost six years, overtaking most brands on the N-type TOPCon patent list.
•	In December 2023, JinkoSolar announced that all shareholders resolutions proposed at its 2023 annual general meeting were duly passed.
•	In December 2023, the near and long-term science-based emissions reduction targets of Jiangxi Jinko were approved by the SBTi, making JinkoSolar the first PV company in the world to have its Net-zero targets validated.
•	In January 2024, JinkoSolar’s affiliated company granted rights to certain of its N-type TOPCon-related patents to one of the top ten solar module companies in the world with reasonable license fee arrangement, allowing Licensee to use certain JinkoSolar’s patented TOPCon technologies in its relevant TOPCon products.
•	In January 2024, JinkoSolar won the Solar Power World 2023 Leadership in Solar Energy Award in the solar panel category.
•	In January 2024, Jiangxi Jinko published estimates of certain preliminary unaudited financial results for the full year ended December 31, 2023.
•	In February 2024, JinkoSolar’s affiliated company signed a TOPCon patent license agreement with one of the world’s top five solar cell companies, granting rights to certain of its N-type TOPCon related patents to Licensee for a fee, allowing Licensee to use certain JinkoSolar’s patented TOPCon technologies in its relevant TOPCon products.
•	In February 2024, JinkoSolar unveiled Neo Green panels.
•	In February 2024, Jiangxi Jinko announced certain preliminary unaudited financial results for the full year 2023.
•	In February 2024, JinkoSolar announced that it will become the Premium Sponsor of the Team Gresini Racing for MotoE World Championship 2024.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Wednesday, March 20, 2024 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10037759-7atgdd.html

It will automatically direct you to the registration page of “JinkoSolar Fourth Quarter and Fiscal Year 2023 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 27, 2024. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:            +1 855 883 1031

Passcode:    10037759

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of December 31, 2023.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2023, which was RMB7.0999 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the twelve months ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023		Dec 31, 2022	Dec 31, 2023
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues from third parties	29,917,921	31,737,818	32,686,296	4,603,769	82,794,101	118,309,650	16,663,566

Revenues from related parties	84,133	96,440	143,876	20,265	333,195	368,941	51,964

Total revenues	30,002,054	31,834,258	32,830,172	4,624,034	83,127,296	118,678,591	16,715,530

Cost of revenues	(25,793,793)	(25,701,047)	(28,739,438)	(4,047,865)	(70,848,983)	(99,630,956)	(14,032,727)

Gross profit	4,208,261	6,133,211	4,090,734	576,169	12,278,313	19,047,635	2,682,803

Operating expenses:
Selling and marketing	(2,254,369)	(1,739,184)	(1,857,825)	(261,669)	(7,241,888)	(6,819,305)	(960,479)
General and administrative	(896,601)	(1,157,814)	(1,541,467)	(217,111)	(3,508,678)	(4,583,837)	(645,620)
Research and development	(228,399)	(218,097)	(279,642)	(39,387)	(724,769)	(911,869)	(128,434)
Impairment of long-lived assets	(214,473)	(27,912)	(59,342)	(8,358)	(373,732)	(640,004)	(90,143)
Total operating expenses	(3,593,842)	(3,143,007)	(3,738,276)	(526,525)	(11,849,067)	(12,955,015)	(1,824,676)

Income from operations	614,419	2,990,204	352,458	49,644	429,246	6,092,620	858,127
Interest expenses, net	(111,716)	(148,171)	(205,589)	(28,957)	(490,703)	(617,605)	(86,988)
Subsidy income	94,048	64,461	554,619	78,116	1,089,435	1,175,498	165,565
Exchange gain/(loss)	(20,173)	(253,303)	(38,424)	(5,412)	1,025,891	938,092	132,127
Change in fair value of foreign exchange derivatives	55,182	(42,474)	114,769	16,165	(168,519)	(314,859)	(44,347)
Change in fair value of Long-term Investment	101,871	(130,311)	(90,918)	(12,806)	101,871	221,473	31,194
Change in fair value of convertible senior notes	396,794	295,602	(155,102)	(21,846)	(12,083)	(31,188)	(4,393)
Other income/(loss), net	(3,786)	(25,190)	(10,771)	(1,517)	1,571	26,134	3,681
Income before income taxes	1,126,639	2,750,818	521,042	73,387	1,976,709	7,490,165	1,054,966
Income tax expenses	(265,392)	(403,305)	(200,831)	(28,286)	(605,278)	(1,260,285)	(177,507)
Equity in earnings of affiliated companies	148,475	(22,937)	2,375	335	193,708	222,674	31,363
Net income	1,009,722	2,324,576	322,586	45,436	1,565,139	6,452,554	908,822
Less: Net income attributable to non-controlling interests	(344,701)	(1,001,203)	(293,269)	(41,306)	(944,633)	(3,005,111)	(423,261)

Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders	665,021	1,323,373	29,317	4,130	620,506	3,447,443	485,561

Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share:
Basic	3.31	6.42	0.14	0.02	3.13	16.60	2.34
Diluted	1.25	4.61	0.14	0.02	3.10	15.23	2.15

Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS:
Basic	13.22	25.66	0.56	0.08	12.54	66.39	9.35
Diluted	5.01	18.46	0.54	0.08	12.38	60.90	8.58

Weighted average ordinary shares outstanding:
Basic	201,189,189	206,286,879	209,582,718	209,582,718	198,004,260	207,705,476	207,705,476
Diluted	219,240,028	223,182,957	215,266,963	215,266,963	200,408,494	226,113,084	226,113,084

Weighted average ADS outstanding:
Basic	50,297,297	51,571,720	52,395,679	52,395,679	49,501,065	51,926,369	51,926,369
Diluted	54,810,007	55,795,739	53,816,741	53,816,741	50,102,123	56,528,271 #	56,528,271

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	1,009,722	2,324,576	322,586	45,436	1,565,139	6,452,554	908,822
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	(665)	-	19,134	2,695	973	18,161	2,558
-Foreign currency translation adjustments	33,930	(31,771)	(116,523)	(16,411)	406,149	75,751	10,669
-Change in the instrument-specific credit risk	(6,265)	5,245	42	6	100,158	70,732	9,962
Comprehensive income	1,036,722	2,298,050	225,239	31,726	2,072,419	6,617,198	932,011
Less: Comprehensive income attributable to non-controlling interests	(328,095)	(992,475)	(280,158)	(39,459)	(1,079,975)	(3,027,731)	(426,447)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	708,627	1,305,575	(54,919)	(7,733)	992,444	3,589,467	505,564

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2022	Dec 31, 2023
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	10,243,500	15,582,219	2,194,710
Restricted cash	1,027,454	3,976,201	560,036
Restricted short-term investments	8,945,271	7,071,875	996,053
Short-term investments		1,022,062	143,954
Accounts receivable, net - related parties	139,714	296,512	41,763
Accounts receivable, net - third parties	16,674,876	22,662,181	3,191,901
Notes receivable, net - related parties	282,824	1,183	167
Notes receivable, net - third parties	6,697,096	4,088,902	575,910
Advances to suppliers, net - related parties	56,860	6,555	923
Advances to suppliers, net - third parties	3,271,284	4,559,224	642,153
Inventories, net	17,450,284	18,215,537	2,565,605
Forward contract receivables	119,625	103,100	14,521
Prepayments and other current assets, net - related parties	23,105	27,412	3,861
Prepayments and other current assets, net	3,290,902	3,402,812	479,276
Held-for-sale assets	-	2,003,417	282,175
Available-for-sale securities	104,499	-	-
Total current assets	68,327,294	83,019,192	11,693,008

Non-current assets:
Restricted cash	1,378,680	1,462,205	205,947
Long-term investments	1,711,072	2,117,628	298,262
Property, plant and equipment, net	32,290,088	41,267,187	5,812,362
Land use rights, net	1,431,424	1,821,012	256,484
Intangible assets, net	79,600	569,088	80,154
Financing lease right-of-use assets, net	558,407	82,293	11,591
Operating lease right-of-use assets, net	396,966	660,138	92,978
Deferred tax assets	704,244	1,290,004	181,693
Advances to suppliers to be utilised beyond one year	310,375	648,377	91,322
Other assets, net - related parties	52,363	55,236	7,780
Other assets, net-third parties	1,421,669	2,735,331	385,263
Available-for-sale securities Non current	-	104,134	14,667
Total non-current assets	40,334,888	52,812,633	7,438,503

Total assets	108,662,182	135,831,825	19,131,511

LIABILITIES
Current liabilities:
Accounts payable - related parties	-	21,244	2,992
Accounts payable - third parties	10,378,076	15,453,922	2,176,639
Notes payable - related parties	419,500	277,000	39,015
Notes payable - third parties	20,204,323	25,413,532	3,579,421
Accrued payroll and welfare expenses	2,035,931	2,798,964	394,226
Advances from related parties	3,829	3,412	481
Advances from third parties	9,220,267	6,961,886	980,561
Income tax payable	737,735	1,016,039	143,106
Other payables and accruals	9,214,384	13,436,902	1,892,546
Other payables due to related parties	5,964	11,599	1,634
Forward contract payables	63,137	26,466	3,728
Convertible senior notes - current	-	782,969	110,279
Financing lease liabilities - current	168,381	36,587	5,153
Operating lease liabilities - current	65,489	119,344	16,809
Short-term borrowings from third parties, including current portion of long-term bank borrowings	12,419,170	12,087,934	1,702,550
Held-for-sale liabilities	-	1,117,005	157,327
Total current liabilities	64,936,186	79,564,805	11,206,467

Non-current liabilities:
Long-term borrowings	13,022,795	12,734,646	1,793,637
Convertible senior notes	1,070,699	4,785,480	674,021
Accrued warranty costs - non current	1,422,276	2,145,426	302,177
Financing lease liabilities	69,881	-	-
Operating lease liabilities	339,885	557,136	78,471
Deferred tax liability	194,808	131,506	18,522
Long-term Payables	601,759	2,378,684	335,031
Total non-current liabilities	16,722,103	22,732,878	3,201,859

Total liabilities	81,658,289	102,297,683	14,408,326

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized 204,135,029 and 209,920,447 shares issued as of December 31, 2022 and December 31, 2023, respectively)	28	29	4
Additional paid-in capital	9,912,931	10,738,376	1,512,469
Accumulated other comprehensive income	217,563	359,584	50,646
Treasury stock, at cost; 2,945,840 and 1,360,000 ordinary shares as of December 31, 2022 and December 31, 2023	(43,170)	(79,282)	(11,167)
Accumulated retained earnings	6,249,883	9,137,727	1,287,022

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	16,337,235	20,156,434	2,838,974

Non-controlling interests	10,666,658	13,377,708	1,884,211

Total shareholders’ equity	27,003,893	33,534,142	4,723,185

Total liabilities and shareholders’ equity	108,662,182	135,831,825	19,131,511

View original content: https://www prnewswirP rnminews-releases/jinkosolar-annou innes-fourth-nuarter-and-full-year-2023-finannial-results-302094380 html

SOURCE JinkoSolar Holding Co., Ltd.